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             Tikcro Technologies Reports 2005 Second Quarter Results

Tel Aviv, Israel, August 23, 2005 -- Tikcro Technologies Ltd. (OTC BB: TKCRF) today reported results for the second quarter and six months ended June 30, 2005.

Net loss for the second quarter was $ 20,000, or $ (0.00) per share. Net loss for the six months ended June 30, 2005 was $ 40,000 or $ (0.00) per share.

As of June 30, 2005, the Company had cash and marketable securities totaling $9.8 million.

About Tikcro Technologies:

Until the closing of the Assets Transaction with STMicroelectronics in 2002, Tikcro Technologies Ltd. (formerly known as Tioga Technologies Ltd.) developed standard integrated circuits (ICs) for broadband communications applications. Substantially all of its assets and related liabilities were sold to STMicroelectronics. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ.Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.
                               (Tables to follow)

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                                                               Tikcro Technologies Ltd.
                                                                   Balance Sheet
                                                               (US dollars in thousands)

-----------------------------------------------------------------------------------------------


                                                                  June 30,           December 31,
                                                                    2005                 2004
         Assets
               Current assets
               Cash and short-term marketable securities     $      9,842    $            9,755
               STMicroelectronics                                       _                   146
               Other receivables                                        7                    20
                    Total current assets                            9,849                 9,921

                    Total assets                             $      9,849    $            9,921
                                                           ------- -------      ----------------

         Liabilities and Shareholders' Equity
               Current liabilities
               Related party-current account                             _  $                37
               Other current liabilities                      $        158                  177
                                                           -------- -------     ----------------
                    Total current liabilities                          158                  214

               Shareholders' equity                                  9,691                9,707
                                                           ----------------     ----------------

               Total liabilities and shareholders'
               equity                                         $      9,849  $             9,921
                                                           -------- -------     ----------------


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                            Tikcro Technologies Ltd.
                            Statements of Operations
                (US dollars in thousands, except per share data)
-------------------------------------------------------------------------------------------------------------------------------

                                                              Three Months Ended June 30              Six Months Ended June 30
                                                              2005                 2004                 2005              2004
                                                              ----                 ----                 ----              ----
General and administrative expenses                           $ 54        $         66          $        114       $         168
                                                         ----------------     ----------------      --------------     ----------


Total operating expenses                                       54                   66                   114                 168
                                                         ----------------     ----------------      --------------     ----------

Operating loss                                                (54)                 (66)                 (114)               (168)

Financial income, net                                          34                   34                   74                  67
                                                         ----------------     ----------------      --------------     ----------

Net loss                                                     $ (20)       $        (32)         $       (40)       $        (101)
                                                         ================     ================      ==============     =========
                                                         ----------------     ----------------      --------------     ---------
Basic and Diluted net loss per share                         $ 0.00       $         0.00        $      $ 0.00      $        0.00
                                                         ================     ================      ==============     ==========

Basic and Diluted weighted average shares                    23,726               23,726               23,726              23,726

                                                         ================     ================      ==============     ==========
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